FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of January 2012

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is a press release by Registrant dated January 3, 2012, announcing that Gilat’s service agreements with the Colombian Ministry of Information Technology and Communications have been extended.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated January 3, 2012	By:	/s/ Joann R. Blasberg
Joann R. Blasberg
Corporate Secretary

Gilat Announces Extension of Service Agreements with Colombian Ministry of Information Technology and Communications

- The extended service agreements are valued at approximately $16 million -

Petah Tikva, Israel, 3 January, 2012 -- Gilat Satellite Networks Ltd. (NASDAQ: GILT) today announced that the Colombian Ministry of Information Technology and Communications, through the “Fondo de  Tecnologías de la Información y las Communicaciones”, has extended its Social Telecommunications Program (“Compartel”) agreements for the provision of services under the Rural Communitarian Telephony (TRC I and TRC II) and Telecentros (TLC 3) projects for an additional nine-months period, through 30 September, 2012. The extended service agreements are valued at approximately $16 million.

The Compartel service agreements are for projects that provide telephony and Internet access to remote communities throughout rural Colombia. The current extension of the agreements covers approximately 1,800 sites, benefiting over 4 million inhabitants residing in these rural areas with limited or no access to basic telecommunications services.

These sites include telephony centers, small community internet access telecenters, known locally as CACI (Centro Acceso Comunitario a Internet) sites, and larger telecenters. The telecenters and CACI sites are equipped with computers, printers, scanners, faxes and webcams - all provided by Gilat. The telecenters and a majority of the CACI sites also include telephony services.

"This latest extension represents a strong vote of confidence in Gilat, and we are honored to be able to play a key role in the Colombian Government's goal to ensure that Colombian citizens are connected and informed, especially those residing in the most remote regions of the country," said Danny Fridman, CEO Gilat Colombia and Gilat Peru.

The extension follows the recent announcement by Gilat that it was selected by the Colombian Ministry of Information Technology and Telecommunication (MINTIC) to provide broadband Internet connectivity to over 1,600 schools throughout the country’s rural regions. The project, also hosted by Compartel, is valued at approximately $18.5 million.

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About Gilat
Gilat Satellite Networks Ltd. is a leading provider of products and professional services for satellite-based broadband communications networks worldwide. Gilat was founded in 1987 and has shipped over 1 million Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat's headquarters is located in Petah Tikva, Israel. The Company has 22 sales and service offices worldwide. Gilat develops and markets an expansive range of broadband satellite solutions including high-performance VSATs under the SkyEdgeTM and SkyEdge II brands, low-profile antennas for satcom-on-the-move, under the RaySat Antenna Systems and the StealthRayTM brands and next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems under the Wavestream brand. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed network services in North America to the business and government segments. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Karen Mazor
Gilat Satellite Networks
karenm@gilat.com